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                       [Letterhead of FieldWorks, Inc.]


September 25, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549-1004

     Re:  Registration Statement on Form S-2

Ladies and Gentlemen:

     Pursuant to Rule 477(a) and (c) and Rule 478(c) of the Securities Act of 1933, as amended, FieldWorks, Incorporated (the "Company") hereby requests the withdrawal of the registration statement on Form S-2 and all exhibits thereto filed with the Securities and Exchange Commission (the "Commission") on April 7, 2000 (File No. 333-34376) (the "Registration Statement"). The Company has decided to withdraw its proposed public offering of rights to purchase Common Stock due to market conditions and Kontron Embedded Computers AG exercising an equity option to acquire 6 million shares of Common Stock of the Company. A proxy statement relating to this transaction has been filed with the Commission.

     No securities have been sold under the Form S-2 Registration Statement.

     The Company further requests:

     1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

     2. That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto."

     If you have any questions regarding this application for withdrawal, please contact the undersigned at (952) 974-7041 or our Company Counsel at the law firm of Dorsey & Whitney LLP, Phil Bauer at (612) 343-7908.

                                    Very truly yours,

                                    /s/ RoseMary A. Luebke

                                    RoseMary A. Luebke
                                    Corporate Secretary
                                    FieldWorks, Incorporated